UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: July 28, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Profit Warning Announcement”

EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

PROFIT WARNING ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company wishes to inform the shareholders and potential investors of the Company that according to the preliminary estimation of the results of operations for the six months ended 30 June 2016 in accordance with the International Financial Reporting Standards and Hong Kong Financial Reporting Standards based on the information currently available to the Group’s management, the operating results of the Company is expected to record a loss for the six months ended 30 June 2016, with net loss attributable to equity shareholders of the Company of approximately RMB8,000 million as compared with a net profit attributable to equity shareholders of the Company of RMB14,733 million for the corresponding period in 2015.

The expected loss for the six months ended 30 June 2016 is mainly attributable to (1) the further decline of the crude oil realized price of the Company during the first half of 2016 as compared to the same period last year; and (2) the impairment and provision recognized to reduce the carrying amount of certain oil and gas properties, including the oil sand assets in Canada due to the adjustment in operating plan, to the recoverable amount.

Facing the complicated and severe operating conditions, the Company insisted on stable and safe operations of oil and gas fields; increased the production efficiency; implemented strategies of cost control and increased efficiency through technology and management innovation; and maintained prudent financial policy, which have achieved good results and effectively alleviated the adverse effects to Company’s results due to the decline of the price of oil and gas.

The Company has yet to finalize the interim results of the Group for the six months ended 30 June 2016. The information contained in this announcement is only based on a preliminary assessment by the board of the Company based on information currently available, including unaudited consolidated management accounts of the Group for the six months ended 30 June 2016, which have not yet been finalized for review by the Company’s auditors and the audit committee of the Company, and thus subject to change. Shareholders and potential investors of the Company are advised to refer to the details in the results announcement of the Company for the six months ended 30 June 2016, which is expected to be published in August 2016.

Meanwhile, shareholders and potential investors of the Company are advised to exercise caution when dealing in securities of the Company.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary
Hong Kong, 28 July 2016
As at the date of this announcement, the Board comprises the following:
Executive Directors Yang Hua (Chairman) Yuan Guangyu	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors Wu Guangqi Lv Bo

2